

January 20, 2012

Via E-mail
Mr. Jerry Treppel
Chief Executive Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ   07647

Re: Elite Pharmaceuticals, Inc.
Form 10-K for the Year Ended March 31, 2011
Filed June 29, 2011
File No. 001-15697

Dear Mr. Treppel:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. You disclose on page 6 that on March 3, 2011, the U.S. Food and Drug Administration announced its intention to remove approximately 500 cough/cold and allergy related products from the U.S. market, including the Lodrane products which were responsible for 97% and 100% of your revenues for Fiscal 2011 and Fiscal 2010, respectively. We note that the FDA began its Unapproved Drug Initiative in June 2006. Prior to this March 3, 2011 announcement, however, it does not appear that you disclosed the potential risk that these unapproved drugs may be removed from the market. Given your substantial dependence on unapproved products, please advise us why you believe that this additional disclosure was not necessary in your filings prior to the March 3, 2011 announcement.

Management's Annual Report on Internal Control over Financial Reporting, page 56

2. We note your statement that your management assessed the effectiveness of your internal control over financial reporting as of March 31, 2011 and determined that there were material weaknesses. Please revise your disclosure in future filings to state, if true, that your internal control over financial reporting was ineffective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief